Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2017

Highlights

•	Golar LNG Partners LP (“Golar Partners” or “the Partnership”) reports net income attributable to unit holders of $53.8 million and operating income of $87.4 million for the second quarter of 2017.
•	Generated distributable cash flow of $72.1 million[1] for the second quarter with a distribution coverage ratio of 1.77[1].
•	Exercised put option in respect of FSRU Golar Tundra and entered into a purchase option agreement for up to a 25% interest in FLNG Hilli Episeyo.
•	FSRU Golar Spirit completed charter to Petrobras and departed Brazil.

Subsequent Events

•	Amendments to FSRU Golar Freeze time charter agreed with Dubai Supply Authority.
•	Acquired interest in the FLNG Hilli Episeyo.
•	Declared an unchanged distribution for the second quarter of $0.5775 per unit.

Financial Results Overview

Golar LNG Partners LP reports net income attributable to unit holders of $53.8 million and operating income of $87.4 million for the second quarter of 2017 (“the second quarter” or “2Q”), as compared to net income attributable to unit holders of $23.6 million and operating income of $54.9 million for the first quarter of 2017 (“the first quarter” or “1Q”) and net income attributable to unit holders of $28.0 million and operating income of $66.9 million for the second quarter of 2016.

(USD '000)	Q2 2017	Q1 2017	Q2 2016
Total Operating Revenues	135,969	101,385	111,752
Adjusted EBITDA [2]	113,539	79,677	91,745
Operating Income	87,397	54,921	66,876
Interest Income	1,447	1,173	603
Interest Expense	(18,856)	(18,247)	(19,915
Other Financial Items	(7,710)	(6,903)	(10,233
Taxes	(4,652)	(3,491)	(6,013)
Net Income attributable to Golar Partners Owners	53,828	23,554	27,982
Net Debt [3]	1,139,253	1,173,315	1,321,939

As anticipated, total operating revenues increased, from $101.4 million in the first quarter to $136.0 million in the second quarter. The $34.6 million increase reflects three events. Firstly, the FSRU Golar Igloo was on hire for a full quarter having spent January and February off-hire for its scheduled winter downtime. Secondly, in anticipation of her new charter, the LNG carrier Golar Grand was taken out of layup and dry-docked. This resulted in 46 days off-hire during 1Q and a lesser 13 days in 2Q. Finally, the FSRU Golar Spirit received a one-off termination fee as a result of Petrobras opting to end the charter in June 2017 as opposed to the original end date of August 2018. Having discharged all of its obligations under its time charter with Petrobras on June 23, this fee was recognized in its entirety in 2Q.

Operating expenses at $18.6 million were $1.5 million higher than the prior quarter. Additional costs were incurred preparing the LNG carrier Golar Grand for post dry-dock operations and for the FSRU Nusantara Regas Satu which was undergoing its five-yearly maintenance program in lieu of dry-dock which also resulted in additional operating costs.

Depreciation and amortization at $26.1 million increased $1.4 million over 1Q mainly due to an accelerated amortization of the Golar Winter’s dry-dock cost as a result of its drydock occurring earlier than originally anticipated.

Interest expense at $18.9 million for the second quarter was higher than the first quarter at $18.2 million. Most of the increase reflects the cost of servicing the new February 2017 issued $250 million high yield bond for a full quarter together with the balance outstanding in respect of the October maturing 2012 high yield bond. Other financial items recorded a loss of $7.7 million for 2Q of which $4.1 million was attributable to non-cash interest rate swap losses as a result of a decrease in swap rates.

The tax charge for the quarter at $4.7 million was $1.2 million higher than 1Q. A full quarters taxable earnings in respect of the FSRU Golar Igloo together with additional tax charges in other territories, predominantly Indonesia, accounts for most of the variance.

As a result of the foregoing, 2Q distributable cash flow1 was higher at $72.1 million compared to $36.4 million in the first quarter. The distribution coverage ratio1 increased accordingly from 0.89 to 1.77 in 2Q.

Commercial Review

In March 2017, the Partnership secured new business for the Golar Grand. In anticipation of this, the vessel was removed from layup in February, relocated to Singapore for dry-dock which completed on April 14 and then positioned to Australia ahead of commencing service under her new charter on May 5, 2017 (the "New Charter"). The Golar Grand is currently on charter with Golar LNG Limited ("Golar") and is being sub-chartered back from Golar, at the same rate as the New Charter, for the initial period of the New Charter until the Golar charter ends in October 2017.

On June 23, the FSRU Golar Spirit completed its charter with Petrobras. The following day, the vessel departed Brazil for Greece where it arrived on July 24 and commenced preparations for temporary layup. Mindful of the current opportunities under discussion and in order to minimize positioning costs, a northern hemisphere layup location has been selected.

On July 12, the Partnership agreed with the Dubai Supply Authority (“DUSUP”) to amend the FSRU Golar Freeze charter. In return for agreeing to shorten the charter by one year, DUSUP have forgone their termination for convenience rights as well as their extension option rights which were at a significantly lower daily rate. Removal of the extension option gives the Partnership clarity on the vessel's 2020 status thus assisting re-marketing efforts. In the event that the FSRU is re-deployed on new business ahead of April 2019, the new charter end date, Golar Partners has also secured the right to terminate its obligations under the charter whilst continuing to receive the capital element of the charter until April 2019.

There has been an increasing level of interest over recent months in an emerging market for mid-sized 1-2mtpa FSRUs where the cost of unutilized capacity on larger and more expensive FSRUs can undermine the economics of a switch to gas. Golar Partners is a dominant player in this mid-sized market with its existing fleet and given encouraging ongoing discussions with potential customers is reasonably confident of at least one new FSRU contract award in the coming months.

Golar Partners is also continuing to work on re-contracting opportunities for the LNG carriers Golar Mazo and Golar Maria. Chartering opportunities are improving as a function of the improvement in the LNG shipping market, a sentiment supported by March’s re-contracting of the Golar Grand and a more recent material uplift in spot rates and utilization for comparable vessels. A seamless transition to new charters, even at these lower rates should not however be expected. The Partnership has also been looking at and will continue to look at FSRU opportunities for the Golar Maria as a conversion candidate.

Acquisitions

On August 16, 2017, Golar Partners announced that it had entered into a purchase and sale agreement (the “PSA”) for the acquisition (the “Acquisition”) from Golar LNG Limited (“Golar”) and affiliates of Keppel Shipyard Limited (“Keppel”) and Black and Veatch (“B&V”) of equity interests (the “Acquired Interests”) in Golar Hilli LLC, which will, on the closing date of the Acquisition, indirectly own the FLNG, Hilli Episeyo (the “Hilli”). The Acquired Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that have been contracted to Perenco Cameroon SA and Societe Nationale Des Hydrocarbures (together, the “Customer”) for an eight-year term. The purchase price for the Acquired Interests, as described below, is $658 million less net lease obligations under the financing facility for the Hilli (the “Hilli Facility”) that are expected to be between $468 and $480 million, which represents 50% of the Hilli Facility. Concurrently with the execution of the PSA, the Partnership paid a $70 million deposit to Golar, upon which it will receive interest at a rate of 5% per annum.

The closing of the Acquisition (the “Closing”) is subject to the satisfaction of certain closing conditions which include, among others, receiving the consent of the lenders under the Hilli Facility, the closing of the previously announced Put-Sale Closing with respect to the Golar Tundra (the “Tundra Put Sale”), the delivery to and acceptance by the Customer of the Hilli, the commencement of commercial operations under the liquefaction tolling agreement (the “LTA”) and the formation of Golar Hilli LLC and the related Pre-Closing Contributions as described further below.

Prior to the Closing, Golar, Keppel and B&V will contribute their equity interests in Golar Hilli Corporation (“Hilli Corp”), the entity that owns the Hilli, to the newly formed Golar Hilli LLC (the “Pre-Closing Contributions”) in return for equity interests in Golar Hilli LLC. Membership interests in Golar Hilli LLC will be represented by three classes of units: Common Units (“Common Units”); Series A Special Units (“Series A Units”); and Series B Special Units (“Series B Units”). Common Units will be entitled to cash flows from the first 50% of contracted capacity, initially contracted to the Customer under the LTA, at all times. Common Units will not be exposed to the oil-linked pricing elements of the tolling fee under the LTA, but will bear the operating costs of the Hilli, and the interest costs of the Hilli financing facility with only incremental costs accruing to the Series B Units. Series A Units will only be entitled to cash flows associated with oil price linked elements of the tolling fee under the LTA, net of incremental tax expenses and their pro rata portion of any costs that may arise as a result of the underperformance of the Hilli (“Underperformance Costs”). Holders of Series B Units will be entitled to the cash flows associated with any expansion of contracted capacity of the Hilli beyond the first 50%, net of incremental costs arising as a result of making available more than the first 50% of production capacity of the Hilli (“Incremental Costs”), Underperformance Costs and any reduction in revenue attributable to the first 50% of LNG production capacity as a result of making more than 50% of capacity available under the LTA. In the Acquisition, the Partnership will only acquire 50% of the Common Units and none of the Series A Units or Series B Units.

Upon the Closing, which is expected to occur on or before April 30, 2018, Golar, Keppel and B&V will sell 50% of the Common Units to the Partnership in return for the payment by the Partnership of the net purchase price of between approximately $178 and $190 million. The Partnership will apply the $107 million deferred purchase price receivable from Golar in connection with the Tundra Put Sale and the $70 million deposit referred to above against the net purchase price and will pay the balance with cash on hand.

The Partnership estimates that its proportionate share of the Hilli’s annual contracted revenues less operating expenses under the LTA will be approximately $82 million. However, in accordance with US GAAP the Partnership does not expect to initially consolidate Golar Hilli LLC or Hilli Corp and so will reflect its share of net income on its income statement as “equity in net earnings of affiliates.” The Partnership may not realize these levels of estimated annual revenues from the Acquisition.

The Partnership’s board of directors (the “Board”) is pleased that the Partnership has entered into the PSA in connection with the acquisition of its first interest in a FLNG vessel. The Board and the Conflicts Committee of the Board (the “Conflicts Committee”) have approved the Acquisition and the purchase price. The Conflicts Committee retained a financial advisor to assist with its evaluation of the acquisition.

The Acquisition is expected to be an accretive transaction and is consistent with the Partnership’s growth strategy, as it increases the diversity of the Partnership’s fleet and contracted cash flow. For the time being the Partnership’s management does not intend to recommend to the Board an increase in the Partnership’s quarterly cash distribution as a result of this transaction since to a certain extent the additional distributable cash flow will be used to offset the expected reduction in earnings from the vessels that come off contract in 2017.

The Acquisition is expected to add significantly to the Partnership’s effective revenue backlog. It will also further diversify the Partnership’s income streams as well as help offset the Partnership’s recontracting risk related to the vessels that come off contract in 2017. The acquisition will also give significant support to distributions going forward.

The Hilli conversion is nearing completion and no major issues have been identified.  All equipment has been installed and pre-commissioning work is well underway.  Golar is focused on doing as much testing as possible in the yard and at anchorage in order to minimize the risk of issues being encountered in Cameroon. The extra days spent in Singapore are expected to reduce the time required for commissioning on site. The Hilli is scheduled to leave Singapore for Cameroon at the end of September or beginning of October.  LNG bunkering has been booked for mid-September. The mooring system has been installed in Cameroon and is ready for hook up of Hilli.  All being well, the voyage between Singapore and Cameroon is expected to take 32 to 40 days, allowing Golar to tender its notice of readiness during the first half of November. The Customer remains on track with its scope of works and the Hilli conversion currently remains materially under budget.

Operational Review

The fleet performed well during the quarter achieving 100% availability during scheduled 2Q operations. After accounting for post-charter idle time of the Golar Spirit and the scheduled dry-docking of the Golar Grand, utilization of 98% was achieved for the quarter.

Subsequent to quarter end, the Golar Spirit arrived in Greece where it entered temporary layup. Once in full layup mode, operating costs for the Golar Spirit will be significantly reduced. One-off demobilization costs and positioning costs incurred between July 1 and July 24 will likely offset any initial 3Q layup savings.

Golar Mazo also entered dry-dock on July 24 for its scheduled dry-dock which completed on August 12. Having completed within the window allowed under the terms of its charter, no off-hire will be incurred. The FSRU Nusantara Regas Satu has also recently completed its main class renewal and extensive five-yearly maintenance program, without dry-docking and without interruptions to production.

The Golar Winter is expected to enter drydock in September 2017, somewhat earlier than originally anticipated, and together with transit time is expected to incur offhire of approximately 54 days.

Financing and Liquidity

The Nordic bond listing of the USD 250 million non-amortising bond issued in February 2017 and maturing in 2021 became effective on July 17, 2017. As at June 30, 2017, NOK 996 million of the October 2017 maturing NOK 1,300 million 2012 issued bond had been repurchased with NOK 304 million currently outstanding.

As of June 30, 2017, the Partnership had cash and cash equivalents of $301.5 million and available and undrawn revolving credit facilities of $25 million. The termination fee in respect of the FSRU Golar Spirit, recognised in 2Q revenues, was received in July and is therefore not included in the above cash position. Total net debt3 was $1,139.3 million as of June 30, 2017.

Based on the above net debt3 amount and annualized4 second quarter 2017 Adjusted EBITDA2, Golar Partners’ net debt3 to Adjusted EBITDA2 ratio was 2.5. Excluding the impact of the one-off termination fee in respect of Golar Spirit this ratio increases to 3.1. As of June 30, 2017, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,411.7 million (including swaps with a notional value of $453.1 million in connection with the Partnership’s bonds) representing approximately 97% of total debt and capital lease obligations net of long-term restricted cash.

The average fixed interest rate of swaps related to bank debt is approximately 1.69% with an average maturity of approximately 3.7 years as of June 30, 2017.

Outstanding bank debt as of June 30, 2017 was $1,037.7 million, which had average margins, in addition to LIBOR, of approximately 2.53%. The Partnership also has a 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275%, the 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194% and the balance of an October 2017 maturing Norwegian Krone (NOK) bond with a fixed rate of 6.485%. With respect to the October maturing NOK bond, NOK 996 million had been repaid as at June 30, 2017. The Partnership has a currency swap to hedge the NOK exposure for the remaining NOK 304 million. As the bonds are repurchased, a corresponding share of the cross currency swap is terminated. The total swap liability as at June 30, 2017, which also includes an interest rate swap element, was $17.3 million and the restricted cash securing this swap liability was $4.4 million.

Corporate and Other Matters

As of June 30, 2017, there were 70,661,522 units outstanding in the Partnership, of which 22,265,522, exclusive of earn-out units but including 1,413,231 General Partner units, are owned by Golar, representing a 31.5% interest in the Partnership.

On July 21, 2017, Golar Partners declared an unchanged distribution for the second quarter of $0.5775 per unit. This distribution was paid on August 14, 2017 on total units of 70,661,522.

Total outstanding options as at 30 June were 99,000. The issued options have an initial exercise price of $20.55 per unit and vest over a three year period.

The Partnership’s Annual General Meeting is scheduled for September 27, 2017 in Bermuda and the record date for voting was August 4.

The Partnership's Board is pleased to inform Unitholders that it has been advised by the editorial team at Marine Money of Golar Partners First Place Ranking amongst Marine Money's global universe of publicly traded shipping companies. Golar Partners has now been ranked in first place in three of the last five years.

Outlook

Operating earnings for 3Q 2017 will be negatively impacted by the loss of revenue from the Golar Spirit together with associated positioning and demobilization costs ahead of her temporary layup. The Golar Winter will also enter scheduled dry-dock at the end of September. Associated positioning and dry-dock off-hire is expected to amount to 13 days in 3Q, also negatively impacting operating earnings. These losses will be partially mitigated by a full quarters hire from the Golar Grand and net proceeds of approximately $2.8 million in respect of a withholding tax refund in Brazil, a portion of which may also be treated as other non-operating income.

The agreed amendments to the Golar Freeze charter create clarity around the charter end date and give the Partnership a much improved opportunity to market the vessel for new employment. Gathering interest in small and mid-sized FSRUs from a number of 0.5-2mtpa projects attracted by readily available low cost LNG has been noted by Golar and other industry participants. Control of FSRUs Golar Spirit and Golar Freeze availability confers upon Golar Partners a dominant presence in this market segment and the Partnership is confident that at least one of these two available FSRUs will be re-contracted in the coming months. Few liquefaction projects have reached final investment decision over recent years and this has potential implications for the availability and pricing of post 2020 LNG and therefore demand for FSRUs. As such, the same competitive landscape and supportive market fundamentals cannot be assumed when the Golar Freeze would otherwise have likely become available.

The Golar Grand is performing well under its new charter and the market for comparable steam tonnage is also now improving, albeit from a very low base. Between 2017 and 2019, shipping capacity is expected to grow by 19% whilst ton-mile demand growth of 34% is forecast. This is a supportive backdrop for re-contracting, however, any new charter will likely be concluded at a substantial discount to the rates currently enjoyed by Golar Maria and 60% owned Golar Mazo. Although a material improvement in the shipping market is expected in 2018, both vessels may spend a short period in the spot market ahead of securing new business.

The terms agreed for the fully funded acquisition of an interest in the soon to deliver FLNG Hilli Episeyo allow the Partnership to mitigate much of the above re-contracting risk. Subject to closing, this acquisition will add approximately 50% to effective revenue backlog and increase effective revenue backlog years5 to 5.3 years, all of which should help sustain the current distribution going forward and place the Partnership on a firmer footing for future acquisition based growth.

The Board is pleased with many of the developments in the Partnership's business and financial position this year. A solid operational performance, positive improvement in the shipping market, the refinancing of the 2017 maturing Bond, the raising of the additional equity capital and the significant addition, of both value and term, to the effective revenue backlog through the Hilli Episeyo transaction are all events that have strengthened Golar Partners ability to deliver good performance to the unitholders moving forward.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Distribution coverage ratio represents the ratio of distributable cash flow to total cash distributions paid. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

2Adjusted EBITDA: Earnings before interest, other financial items, taxes, depreciation and amortization and non-controlling interest. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

3 Net Debt is defined as short-term debt and current portion of long-term debt plus long-term debt plus obligations under capital leases less cash and cash equivalents less restricted cash.

4Annualized means the figure for the quarter multiplied by 4.

5 Revenue backlog divided by annualized current quarter revenues. Revenue backlog includes the Partnerships pro-rata share of Hilli Episeyo revenues which are expected to be recorded as "Equity in net earnings of affiliates"

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•	the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) and Golar LNG Limited (“Golar”) to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•	our ability to maintain cash distributions and the amount of any such distributions;
•	our ability to consummate the Acquisition of Hilli Episeyo on a timely basis or at all;
•	the timeliness of the Golar Hilli Episeyo conversion, commissioning and delivery;
•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions, including the FLNG, the Hilli Episeyo;
•	the future share of annual contracted revenues, net of operating expenses relating to the Hilli Episeyo, which are expected to be accounted for under equity method;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	the liquidity and creditworthiness of our charterers;
•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
•	our future financial condition or results of operations and future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps;
•	our and Golar's ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage the relationships and reputation of Golar, Golar Power Limited (or Golar Power) and OneLNG S.A. (or OneLNGSA) in the LNG industry;
•	our ability to purchase vessels from Golar, Golar Power and OneLNGSA in the future;
•	our continued ability to enter into long-term time charters, including our ability to re-charter the Golar Spirit, the Golar Mazo and the Golar Maria following the termination or expiration of their respective time charters in 2017;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;
•	availability of skilled labor, vessel crews and management;
•	our general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
•	the anticipated taxation of our partnership and distributions to our unitholders;
•	challenges by authorities to the tax benefits we previously obtained;
•	estimated future maintenance and replacement capital expenditures;
•	our and Golar's ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	our business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

August 30, 2017

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Brian Tienzo - Chief Finance Officer

Graham Robjohns - Chief Executive Officer

Stuart Buchanan - Head of Investor Relations

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2017	2017	2017	2016	2016
	Apr-Jun	Jan-Mar	Jan-Jun	Apr-Jun	Jan-Jun
(in thousands)

Time charter revenues	$130,429	$98,203	$228,632	$104,472	$198,257
Time charter revenues from related parties (1)	5,540	3,182	8,722	7,280	14,560
Total operating revenues	135,969	101,385	237,354	111,752	212,817
Vessel operating expenses	18,620	17,076	35,696	16,878	33,066
Voyage and commission expenses	1,561	2,061	3,622	1,429	3,248
Administrative expenses	2,249	2,571	4,820	1,700	3,627
Depreciation and amortization	26,142	24,756	50,898	24,869	49,908
Total operating expenses	48,572	46,464	95,036	44,876	89,849

Operating income	87,397	54,921	142,318	66,876	122,968

Financial (expenses) / income
Interest income	1,447	1,173	2,620	603	2,127
Interest expense	(18,856)	(18,247)	(37,103)	(19,915)	(33,610)
Other financial items	(7,710)	(6,903)	(14,613)	(10,233)	(30,942)
Net financial (expenses) / income	(25,119)	(23,977)	(49,096)	(29,545)	(62,425)

Income before tax	62,278	30,944	93,222	37,331	60,543
Tax	(4,652)	(3,491)	(8,143)	(6,013)	(9,463)

Net income	57,626	27,453	85,079	31,318	51,080
Less: Net income attributable to non-controlling interests	(3,798)	(3,899)	(7,697)	(3,336)	(6,348)

Net income attributable to Golar LNG Partners LP Owners	$53,828	$23,554	$77,382	$27,982	$44,732

Weighted average units outstanding (in thousands of units):
Common units(2)	69,248	66,718	67,990	45,129	45,129
Subordinated units(2)	—	—	—	15,949	15,949
General partner units	1,413	1,367	1,390	1,257	1,257

(1) Revenues from related parties relates to the charter of the Golar Grand to Golar.

(2) Under the Partnership Agreement, the subordination period expired in May 2016 and as at June 30, 2016, all our subordinated units, which are 100% held by Golar, converted to common units.

Golar LNG Partners LP

CONDENSED CONSOLIDATED BALANCE SHEETS

	At June 30,	At December 31,
	2017	2016
(in thousands)	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	$301,486	$65,710
Restricted cash	16,845	44,927
Other current assets	42,882	25,266
Amount due from related parties	2,724	23,914
Inventories	3,607	1,110
Total Current Assets	367,544	160,927
Non-current
Restricted cash	121,206	117,488
Vessels and equipment and vessel under capital lease, net	1,728,523	1,763,896
Intangible assets, net	79,723	86,133
Other long-term assets	11,684	17,017
Amount due from related parties	107,247	107,247
Total Assets	$2,415,927	$2,252,708

LIABILITIES AND EQUITY
Current
Short-term debt and current portion of long-term debt	115,758	78,101
Current portion of obligation under capital lease	1,081	787
Other current liabilities	89,272	136,584
Total Current Liabilities	206,111	215,472
Non-current
Long-term debt	1,339,098	1,296,609
Obligation under capital lease	122,853	116,964
Other long-term liabilities	19,938	19,234
Total Liabilities	1,688,000	1,648,279

Equity
Total Partners' capital	659,219	541,506
Accumulated other comprehensive income/(loss)	35	(5,053)
Non-controlling interest	68,673	67,976

Total Liabilities and Equity	$2,415,927	$2,252,708

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands )	2017	2017	2017	2016	2016
	Apr-Jun	Jan-Mar	Jan-Jun	Apr-Jun	Jan-Jun

OPERATING ACTIVITIES
Net income	$57,626	$27,453	$85,079	$31,318	$51,080
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,142	24,756	50,898	24,869	49,908
Movement in deferred tax liability	489	525	1,014	544	1,125
Release of deferred tax asset	1,772	1,458	3,230	1,036	2,251
Amortization of deferred charges	1,517	1,637	3,154	5,339	6,442
Drydocking expenditure	(6,143)	(272)	(6,415)	(1,600)	(1,600)
(Un)realized loss on bond repurchase	53	6,520	6,573	—	—
Unrealized foreign exchange losses / (gains)	1,305	285	1,590	(493)	(257)
Unit option expense	56	65	121	—	—
Interest element included in obligations under capital leases	128	137	265	195	(1,498)
Change in assets and liabilities, net of effects from purchase of subsidiaries:
Trade accounts receivable	(565)	9,516	8,951	(7,266)	(183)
Inventories	475	(118)	357	158	173
Prepaid expenses, accrued income and other assets	(18,522)	(2,178)	(20,700)	(338)	2,252
Amount due to/from related companies	16,515	6,496	23,011	(16,389)	(22,839)
Trade accounts payable	1,785	(571)	1,214	(872)	(1,588)
Accrued expenses	3,684	3,019	6,703	5,999	5,310
Restricted cash	—	—	—	(62)	(62)
Other current liabilities	(1,299)	(748)	(2,047)	11,143	31,667
Net cash provided by operating activities	85,018	77,980	162,998	53,581	122,181

INVESTING ACTIVITIES
Deposit made in connection with Tundra Acquisition	—	—	—	(77,247)	(107,247)
Net cash used in investing activities	—	—	—	(77,247)	(107,247)

FINANCING ACTIVITIES
Proceeds from debt	125,000	250,000	375,000	775,000	815,000
Repayments of debt including debt due to a related party	(26,936)	(151,752)	(178,688)	(690,887)	(720,658)
Repayments of obligations under capital leases	(197)	(142)	(339)	—	—
Repurchase of high yield bonds and related swaps	(4,489)	(175,699)	(180,188)	—	—
Proceeds from issuance of equity	—	119,438	119,438	—	—
Dividends paid to non-controlling interests	(3,600)	(3,400)	(7,000)	(3,200)	(6,000)
Restricted cash and short-term investments	1,163	27,246	28,409	43	7,648
Common units buy-back and cancellation	—	—	—	—	(499)
Cash distributions paid	(40,807)	(37,757)	(78,564)	(38,199)	(76,398)
Financing costs paid	(574)	(4,716)	(5,290)	(13,426)	(13,517)
Net cash provided by financing activities	49,560	23,218	72,778	29,331	5,576

Net increase in cash and cash equivalents	134,578	101,198	235,776	5,665	20,510
Cash and cash equivalents at beginning of period	166,908	65,710	65,710	55,531	40,686
Cash and cash equivalents at end of period	$301,486	$166,908	$301,486	$61,196	$61,196

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure and the computation of coverage ratio.

(in thousands)	Three months ended June 30, 2017	Three months ended March 31, 2017
Net income	57,626	27,453
Add:
Depreciation and amortization	26,142	24,756
Unrealized net loss/(gain) from interest rate derivatives	4,076	(2,650)
Non cash/capital element of the 2012 High Yield Bond buyback	20	3,777
Unrealized gain on IDR reset	(500)	—
Unrealized foreign exchange losses	1,305	285
Amortization of deferred charges	1,517	1,637
Movement in deferred tax liability	489	525
Release of deferred tax asset	1,772	1,458

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(15,953)	(16,230)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(4,371)	(4,572)

Distributable cash flow	72,123	36,439

Distributions declared:
Limited partners	39,991	39,991
General partner	816	816
Sub-total	40,807	40,807

Distribution coverage ratio	1.77	0.89

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended June 30,
(in thousands)	2017	2016
Net income	$57,626	$31,318

Depreciation and amortization	26,142	24,869
Interest income	(1,447)	(603)
Interest expense	18,856	19,915
Other financial items	7,710	10,233
Income taxes	4,652	6,013

Adjusted EBITDA	$113,539	$91,745
Annualized adjusted EBITDA	$454,156	$366,980

Net Debt

Net Debt is defined as short-term debt and current portion of long-term debt plus long-term debt plus obligations under capital leases less cash and cash equivalents and restricted cash.

The Partnership believes that net debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains.

We provide a ratio of net debt to annualized adjusted EBITDA to enable our investors to understand better our liquidity position and our ability to service our debt obligations.

	At June 30,	At March 31,	At June 30,
(in thousands)	2017	2017	2016
Short-term debt and current portion of long-term debt	115,758	117,497	98,765
Current portion of capital lease obligations	1,081	940	—
Long-term debt	1,339,098	1,240,191	1,328,533
Obligation under capital lease	122,853	118,666	127,301
Total Debt	$1,578,790	$1,477,294	$1,554,599

Cash and cash equivalents	301,486	166,908	61,196
Restricted cash - short term	16,845	17,764	44,941
Restricted cash - long term	121,206	119,307	126,523
Total Cash and Cash Equivalents	$439,537	$303,979	$232,660

Net Debt	$1,139,253	$1,173,315	$1,321,939

Net Debt to Annualized Adjusted EBITDA	2.5	3.7	3.6